Exhibit 99.1
STEALTHGAS INC. ANNOUNCES DELIVERY OF A NEWBUILDING LPG
CARRIER, NEW CHARTER ARRANGEMENTS,SALE OF VESSELS AND
DATE FOR THE RELEASE OF FIRST QUARTER 2011 FINANCIAL RESULTS,
CONFERENCE CALL AND WEBCAST
ATHENS, GREECE, May 12, 2011. STEALTHGAS INC. (NASDAQ:GASS) (the “Company”), a ship-owning company serving primarily the liquified petroleum gas (LPG) sector of the international shipping industry announced today the delivery of Gas Cerberus, new charter arrangements for three vessels, the sale of four vessels and first quarter 2011 financial results release date, conference call and webcast.
Update on Newbuilding Program :
On April 20, 2011,the Company took delivery of the 5,000cbm LPG carrier, Gas Cerberus, from the yard which has since been deployed in the spot market. This is the second Newbuilding in a series of five; the first one being the 5,000cbm Gas Elixir that was delivered on February 28th and deployed on a 22-month time charter. The third 5,000cbm Newbuilding, the Gas Myth, is scheduled to be delivered in July 2011. The Company also announced that the delivery of the fourth vessel the 7,500cbm Gas Husky was rescheduled from the end of November 2011 to the beginning of January 2012. The last vessel, the 7,500cbm Gas Esco is scheduled to be delivered in May 2012.
New Charter Arrangements:
Commencing in May, the existing bareboat charter of the Sir Ivor will be extended for one year to an international gas trader.
Commencing in May, the existing bareboat charter of the Lyne will be extended for one year to an international gas trader.
Commencing in August, the existing time charter of the Gas Evoluzione will be extended for one year to a major natural gas company.
The average time charter equivalent rate for the above three charters is approximately $300,000 per calendar month or approximately $10,000 per day.
Sale of Gas Shanghai, Gas Chios, Gas Czar and Gas Nemesis:
The Company also announced that it has entered into separate Memorandums of Agreement for the sale of four vessels to unaffiliated third parties. The vessels being sold are, the Gas Shanghai, a 3,526cbm LPG carrier, built 1999, the Gas Chios, a 6,562cbm LPG carrier, built 1991, the Gas Czar, a 3,510cbm LPG carrier, built 1995 and the Gas Nemesis, a 3,518cbm LPG carrier, built 1996. The aggregate sale price for these four vessels is approximately $26 million. The average age of the vessels being sold is 15.7 years. The Gas Shanghai was delivered to its new owners on May 8, 2011. The remaining vessels will be delivered to their new owners before the end of July 2011.

First Quarter 2011 Results:
The Company will release its results for the first quarter 2011 on Monday, May 16, 2011 before the opening of the market in New York.
On May 16, 2011 at 11:00 am EDT, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.
Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 966 9439 (US Toll Free Dial In) or 0800 694 0257 (UK Toll Free Dial In).
In case of any problems with the above numbers, please dial 1631 510 7498 (US Toll Dial In), or +44 (0)1452 555 566 (Standard International Dial In). Please quote “65946056”.
A telephonic replay of the conference call will be available until May 22, 2011 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 55 00 00 (Standard International Dial In). Access Code: 65946056#
Slides and audio webcast:
There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Fleet Profile and Fleet Deployment:
The table below shows the Company’s fleet development and deployment as of today:
LPG Carrier Fleet

						Charter Expiration
Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	(1)

CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	May-12
Gas Premiership	7,200	F.P.	2001	Mar-08	Time Charter	Mar-12
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Jun -13
Gas Marathon	6,572	F.P.	1995	Nov-05	Time Charter	Jun-11
Gas Chios (2)	6,562	F.P.	1991	Oct-05	Spot	—
Gas Moxie	6,526	F.P.	1992	May-05	Spot	—
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	May-11
Gas Monarch	5,018	F.P.	1997	Dec-05	Spot	—
Lyne	5,014	F.P.	1996	May-06	Bareboat	May-12
Gas Emperor	5,013	F.P.	1995	Feb-05	Spot	—

						Charter Expiration
Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	(1)

Catterick	5,001	F.P.	1995	Nov-05	Time Charter	Jan-12
Sir Ivor	5,000	F.P.	2003	May-06	Bareboat	May-12
Gas Icon	5,000	F.P.	1994	Jun-07	Time Charter	Jul-11
Gas Kalogeros	5,000	F.P.	2007	Jul-07	Time Charter	Jun-11
Gas Defiance	5,000	F.P.	2008	July-08	Time Charter	Jan-13
Gas Shuriken	5,000	F.P.	2008	Oct-08	Time Charter	Oct-12
Gas Elixir	5,000	F.P.	2011	Feb-11	Time Charter	Dec-12
Gas Cerberus	5,000	F.P.	2011	Apr-11	Spot	—
Gas Sincerity	4,123	F.P.	2000	Nov-05	Bareboat	Aug-14
Gas Spirit	4,112	F.P.	2001	Dec-05	Bareboat	Jan-16
Gas Zael	4,111	F.P.	2001	Dec-05	Bareboat	Jan-14
Gas Kaizen	4,109	S.R.	1991	Nov-04	Spot	—
Gas Nemesis (3)	3,518	F.P.	1996	May-07	Time Charter	May-11
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter	Aug -12
Gas Czar (2)	3,510	F.P.	1995	Feb-06	Spot	—
Gas Astrid	3,500	F.P.	2009	Apr-09	Bareboat	Apr-14
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Oct-11
Gas Sikousis	3,500	F.P.	2006	Aug-07	Bareboat	May-16
Gas Exelero	3,500	F.P.	2009	June-09	Bareboat	Jun-14
Gas Arctic	3,434	S.R.	1992	Apr-05	Time Charter	Dec-11
Gas Ice	3,434	S.R.	1991	Apr-05	Spot	—
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	May-13
Gas Pasha	3,244	F.P.	1995	Jun-06	Time Charter	Sep-11
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	—
Gas Tiny	1,320	S.R.	1991	Oct-04	Spot	—
FLEET TOTAL: 35 VESSELS	161,678 cbm
Additional Vessels (with expected delivery date)
Gas Myth	5,000	F.P.	2011	July-11
Gas Husky	7,500	F.P.	2011	Jan-12
Gas Esco	7,500	F.P.	2012	May-12
TOTAL LPG CARRIER FLEET: 38 VESSELS	185,204 cbm
Tanker Fleet

						Charter
Vessel	Vessel Size (dwt)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Expiration(1)
Navig8 Fidelity	47,000	MR Product Tanker	2008	Jan-08	Bareboat	Jan-15
Navig8 Faith	47,000	MR Product Tanker	2008	Feb-08	Bareboat	Feb-15
Alpine Endurance	46,000	MR Product Tanker	2009	Jul-09	Bareboat	Jul-12
Spike	115,804	Aframax Oil Tanker	2010	Jul-10	Bareboat	Jul-15
TOTAL TANKER FLEET:
4 VESSELS	255,804 dwt

•	F.P.: Fully-Pressurized

•	S.R.: Semi-Refrigerated

•	M.R.: Medium Range
(1)	Earliest date charters could expire.

(2)	We have agreed to sell this vessel with expected delivery in May 2011

(3)	We have agreed to sell this vessel with expected delivery in June 2011
About STEALTHGAS INC.
Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquified petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 35 LPG carriers with a total capacity of 161,678 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker. The company has also entered into agreements to acquire three new building LPG carriers with expected delivery through May 2012. Once these acquisitions, and the announced sales are completed, STEALTHGAS INC ‘s fleet will be composed of 35 LPG carriers with a total capacity of 168,088 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). STEALTHGAS INC ‘s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.
Visit our website at www.stealthgas.com

Company Contact:
Konstantinos Sistovaris
Chief Financial Officer
STEALTHGAS INC.
011-30-210-6250-001
E-mail: sistovaris@stealthgas.com